Exhibit 99.1

Sina Announces Completion of Merger

BEIJING, March 22, 2021 — SINA Corporation (the “Company” or “SINA”) (Nasdaq: SINA), a leading online media company serving China and the global Chinese communities, today announced the completion of the merger (the “Merger”) with New Wave Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Sina Group Holding Company Limited (“Parent,” formerly known as New Wave Holdings Limited), pursuant to the previously announced agreement and plan of merger, dated as of September 28, 2020, by and between the Company, Parent and Merger Sub (the “Merger Agreement”). Parent is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company (the “Chairman”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on December 23, 2020, each ordinary share of the Company (each an “Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled and ceased to exist in exchange for the right to receive US$43.30 in cash per Ordinary Share without interest (the “Merger Consideration”), other than (a) shares held by the Chairman, New Wave and any of their respective affiliates, which have been cancelled and ceased to exist without any consideration paid therefor, (b) shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, which have been cancelled and ceased to exist without any consideration paid therefor, and (c) shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act, which have been cancelled and ceased to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Cayman Islands Companies Act.

Each registered shareholder immediately prior to the Effective Time who is entitled to the Merger Consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their Ordinary Shares in exchange for the Merger Consideration in respect of each Ordinary Share held thereby, and should wait to receive the letter of transmittal before surrendering their Ordinary Shares.

The Company requested that trading of its Ordinary Shares on the Nasdaq Global Select Market (the “Nasdaq”) be suspended as of the close of business (New York City time) on March 22, 2021. The Company requested that the Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its Ordinary Shares on the Nasdaq and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Morgan Stanley Asia Limited is serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Special Committee.

Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to New Wave. Appleby is serving as Cayman Islands legal counsel to New Wave.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions.

Risks, uncertainties and assumptions include: uncertainties as to the expected benefits and costs of the Merger; the outcome of any legal proceedings that have been or may be instituted against us related to the Merger; the amount of the costs, fees, expenses and charges related to the Merger; and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn